

July 29, 2014

BY EMAIL

Ms. Julie E. Rockmore
Senior Counsel
ING U.S.
One Orange Way
Windsor, CT 06095-4774

> Re: Separate Account B of ING USA Annuity and Life Insurance Company
> <u>Initial Registration Statement on Form N-4, File Nos. 333-196391; 811-05626</u>
>
> ING USA Annuity and Life Insurance Company
> <u>Initial Registration Statement on Form S-3, File No. 333-196392</u>

Dear Ms. Rockmore:

The staff has reviewed the above-referenced initial registration statements filed on Form N-4 and Form S-3, which the staff received on May 30, 2014. Based on our review, we have the following comments on these filings. Unless otherwise specified, page numbers referenced below refer to the courtesy copy of the registration statement filed on Form N-4 provided to the staff. Also, the comments listed herein apply to both filings, notwithstanding use of the singular form for "company," "contract," or similar terms.

1. **General Comments**

   a. Please confirm in correspondence to the staff that all missing information and required exhibits will be included in the subsequent pre-effective amendment filing for this registration statement.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

   c. Please confirm supplementally that all material state-required variations to the terms described in the prospectus are disclosed therein.

Julie E. Rockmore
ING U.S.
July 29, 2014
Page 2 of 9

2. **Cover Page**

   a. The Contract is described as a flexible premium deferred combination variable "and fixed" annuity contract. In correspondence to the staff, please explain the appropriateness of using the term "fixed" to describe the Contract when the only fixed rate applicable to the Contract is in connection with the Interim Segment, a "holding" account for administrative purposes, not an investment option under the Contract.

   b. The operation of the Contract as disclosed in the text box is not clear. Please revise using Plain English principles (*see* Rule 421 under the Securities Act of 1933, as amended).

   c. Please disclose prominently that the guarantees under the Contract, including the benefits associated with investment in Indexed Segments, are subject to the Company's financial strength and claims-paying ability and that the Contract is not a fixed annuity or a direct investment in an index or exchange-traded fund.

   d. Please disclose prominently that variable and index-linked annuity contracts are complex insurance and investment vehicles and that before investing in the Contract, purchasers should discuss with their financial representative whether the Contract is appropriate based upon their financial situation and objectives.

3. **Glossary**

   a. Please confirm that all defined terms are consistently capitalized throughout the prospectus (*see e.g.*, "contract" on page 4, "reallocations" on page 17, "death benefit" on page 3, and "proof of death" on pages 26-28).

   b. Please confirm that capitalized terms in the prospectus are defined in the Glossary (*see e.g.*, "Proceeds" on page 11, "Segments" on page 17, and "Minimum Guaranteed Surrender Value Interest Rate" on page 23).

   c. Please include a definition of "Accumulation Unit Value" and "Customer Service" in the Glossary.

   d. In the definition of "Buffer," please clarify that the contract owner would bear any loss of value that exceeds the Buffer.

   e. In the definition of "Fixed Interest Rate," please clarify that the Company determines the interest rate in its sole discretion.

   f. In the definition of "Index Credit," please disclose with emphasis that an Index Credit can be negative, which means that a contract owner could lose money on the investment.

   g. Please clarify in the definition of "Sub-account" that the term denotes an investment option under the Contract that invests in an underlying mutual fund.

4. **Synopsis – The Contract (p. 3)**

    a. Under the heading "How Does the Contract Work?" using Plain English principles, please explain the fundamental characteristics of the Contract and how investment performance is calculated. Please include, for example,

        i. a brief discussion regarding how a contract owner can allocate Premiums among two types of investment options: (1) Indexed Segments that credit interest based in part on the performance of an Index over a 1, 3, 5 or 7 year period, with positive interest limited by a Cap Rate determined by the Company and with negative interest partially absorbed by the Company subject to a Buffer limit also determined by the Company and/or (2) one or more Sub-accounts that invest in underlying mutual funds;

        ii. an explanation of how the Contract can experience positive performance resulting in Index Credits or negative performance resulting in investment losses;

        iii. a brief example of how a Cap Rate would limit exposure to index gains; and

        iv. a brief example of how the Buffer works (*see e.g.*, disclosure on page 18 of the prospectus that states that if you have selected an Indexed Segment with a 20% Buffer and the Index Change is -30%, then the Indexed Segment's value would be reduced by 10%).

    b. Also, please disclose prominently that the Company reserves the right to add Indexed Segments or Indexes, or to cease offering a specific Indexed Segment or a specific Index, or to cease accepting additional Premiums or Reallocations to any Indexed Segment or to the Contract, at any time. In addition, please specify what notice, if any, contract owners would receive prior to the effective date of such changes. (Please apply any revisions to other applicable portions of the prospectus.)

    c. Please make clear in the Synopsis that, unlike investments in a Sub-account, Index Credits in connection with the Indexed Segments are an obligation of the Company and are subject to the Company's claims-paying ability.

5. **Synopsis – Fees and Expenses (pp. 4-5)**

    a. The current table formatting is confusing. Please revise. For example, please reorganize the Maximum Transaction Charges table to first disclose Surrender Charges, then the Excess Transfer Charge, and indent the table to set it apart from the preceding disclosure statements. (Please apply any revisions to other applicable portions of the prospectus.)

    b. Please disclose the range of premium tax charges the Company could deduct (rather than provide a cross reference to another section of the prospectus in the fee table).

c. Under "Separate Account Annual Expenses," please disclose the *current* Product Fee a contract owner will pay when owning the Contract. Please apply any revisions to other applicable portions of the prospectus. In addition, in related disclosure located on page 12 of the prospectus, please revise the disclosure to explain under what circumstances the current Product Fee could be raised subject to the maximum charge amount.

d. With respect to Fund Fees and Expenses, please clarify that the item shows expenses charged by the Funds in which the Sub-account(s) invest and that an investor may pay periodically during the time they own the Contract.

e. In footnote 3 to the fee table, please disclose whether the Company will assess its product charge during the annuity payout phase.

f. Please revise the fee table so that footnotes are distinguished from the regular text.

6. **Available Allocation Strategies (p. 5)**

a. Please clarify how many allocation strategies are currently available under the Contract. Current disclosure states that there are three strategies; however, since contract owners cannot allocate Premium and/or Reallocations to the Interim Segment, it may not be appropriate to characterize it as an investment strategy.

b. The prospectus states that "[y]ou may allocate Premium or make Reallocations to a Sub-account *as described above*" (emphasis added); however, the preceding disclosure discusses mainly fees and expenses. Please cross reference to a page in the prospectus where allocations to Sub-accounts are directly discussed.

7. **Risk Factors (pp. 6-7)**

a. Loss of Principal in the Indexed Segments: The prospectus states that "[t]he Buffer is pro-rated with respect to Segment's value surrendered prior to the Segment End Date." Please clarify what this statement means and include a monetary example. In addition, the term "Segment" is not a defined term. Please revise.

b. Loss of Principal Due to Surrender Charge: The prospectus states that a Surrender Charge is designed to recover the costs the Company incurs for a Surrender or Withdrawal "that is too early." Please clarify what the Company means by "too early" (*e.g.*, prior to recoupment of distribution expenses). (*See also* page 10 of the prospectus.)

c. We May Decide to Eliminate an Index: The prospectus states that the Company may eliminate an Index if it determines that "conditions in the capital markets do not permit us to effectively establish reasonable Cap Rates." Please include examples of possible market conditions that would prevent the Company from establishing reasonable Cap Rates.

8. **ING USA Annuity and Life Insurance Company (p. 8)**

The disclosure uses the name "Voya" with respect to the Liquid Assets Portfolio. The rest of the prospectus references the "ING Liquid Assets Portfolio." Please conform the disclosures.

9. **Fees and Expenses (p. 10)**

According to the prospectus, withdrawals will be taken from Premiums on a first in first out basis ("FIFO") and Surrender Charges will be "assessed accordingly." Please explain in Plain English how the Company will process withdrawals and Surrender Charges under the FIFO approach, including that each Premium may be charged a different Surrender Charge based on when the Premium was originally received. In addition, please consider including an example demonstrating how the Company uses this process to fulfill a withdrawal request.

10. **The Annuity Contract (p. 12)**

Please explain whether a surviving Joint Owner has a right to pay Premiums following the death of a Joint Owner. If applicable, please refer the reader to spousal continuation disclosure on page 26 of the prospectus.

11. **Allocations (p. 16)**

a. Rate Threshold for Indexed Segments: Please revise the disclosure to include the statement that begins "[t]he Rate Threshold you set represents the minimum Cap Rate you find acceptable for a particular Segment" as the second sentence in the paragraph. In addition, please clarify that you will not be able to reallocate Premium invested in an Indexed Segment to another Segment prior to the end of the Segment Term, which could be as long as seven years. Also, please disclose whether a contract owner can transfer premium during a Segment Term to a Sub-account.

b. Dollar Cost Averaging: Prospectus disclosure states that a contract owner "may not set a Rate Threshold in connection with the DCA program." Please explain the impact of this restriction and any risks a contract owner should consider in light of this restriction. In addition, please disclose if Dollar Cost Averaging is available for allocations to a Sub-Account.

12. **The Indexed Segments (pp. 17-22)**

a. Indexed Segments: Please revise the first sentence to state that you can allocate "Premium" to one or more Indexed Segments. In addition, please disclose in this section that Indexed Segments do not constitute ownership in the Index or exchange-traded fund that tracks the Index for the Indexed Segment. Please also explain that unlike other investment products that track an Index or exchange-traded fund, positive investment performance in the Indexed Segments are subject to Cap Rates.

b. Index Change: Please indent the Index Change formula for better clarity.

c. Indexed Segment Value during the Segment Term: Please indent the formula to determine the Prorate Factor for better clarity.

d. Withdrawal Adjustments: Prospectus disclosure states that "[f]or days other than Business Days, Index Credits are determined using Index Values from the previous Day." In correspondence to the staff, please explain the reasons for this pricing practice.

e. Indexed Segment Value on Segment Maturity Date Illustrative Examples: Please revise the formatting of this section to clearly distinguish the examples from the calculation steps involved in each example.

f. Availability of Indexes: Please remove the duplicate statement in the first paragraph regarding Reallocations to Indexed Segments. In addition, please specify the type of notice, if any, contract owners would receive prior to the effective date of the substitution of an Index.

13. **The Interim Segment (pp. 22-23)**

a. Please explain why the Interim Segment is used as a "holding" account for administrative purposes and how Premiums are allocated to the Interim Segment (*i.e.*, who transfers Premium and Reallocation to the Interim Segment and why). Also, please clarify if the Interim Segment is used as a holding account for Premiums allocated to a Sub-account (*e.g.*, in connection with Dollar Cost Averaging).

b. Please provide general account disclosure (*i.e.*, the Interim Segment is subject to the Company's claims-paying ability, including claims against and other liabilities of the Company).

c. Please clarify that under the Interim Segment, the Segment Term is the period over which the Fixed Interest Rate is calculated by the Company. Please also disclose that the Interim Segment is a part of the Company's General Account and that amounts held in the Interim Segment are an obligation of the Company and are subject to the Company's financial strength and claims-paying ability.

14. **Surrenders and Withdrawals (pp. 23-24, 26)**

a. Please remove the duplicate disclosure that begins "[a] Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½…."

b. In the subsection under "Cash Surrender Value," please clarify that Cash Surrender Value will fluctuate daily based on the investment and/or performance results of the Sub-account(s) and Segments.

c. Please revise the disclosure defining Cash Surrender Value. The current explanation is not consistent with the definition of Cash Surrender Value in the Glossary. In addition, the current explanation includes conflicting references to a "Fixed Strategy" and the "Interim Segment" and also includes the application of a "Minimum Guaranteed Surrender Value Interest Rate" that was not previously discussed in the prospectus.

d. Withdrawals: Following the statement "[a] withdrawal may be subject to a Surrender Charge," please include a cross reference for additional information regarding Surrender Charges.

e. Sub-account Transfers: Please disclose whether transfers pursuant to any systematic allocation program that may be available (such as dollar cost averaging or asset rebalancing) will count towards the 12 free transfers per year. Also, please disclose whether transfers to more than one Sub-account as part of a single request or on the same day will be counted as a single transfer.

15. **Death Benefit (pp. 26-27)**

a. Spousal Beneficiary Contract Continuation: Please emphasize that additional Premiums will not be accepted if a surviving spouse elects to continue the Contract.

b. Payment of the Proceeds to a Spousal or Non-Spousal Beneficiary: Please revise the statement "[i]f we do not receive a request to apply the Proceeds to an Annuity Plan, we will make a single lump-sum payment to the Beneficiary." This statement could mislead a purchaser to believe that the Company will provide a lump sum check to the Beneficiary when, in fact, the Company will deposit a lump-sum payment to an interest bearing account. In addition, please explain that the interest bearing account, backed by the Company's General Account, is subject to the Company's financial strength and claims-paying ability.

16. **Annuity Payments and Annuity Plans (p. 27)**

a. Annuity Payments: Please revise the disclosure in the note to clarify that the Company will not waive any applicable Surrender "Charges" when you annuitize your Contract.

b. Annuity Plans: Please list the three annuity plans in a numeric or bullet point list for better clarity.

17. **Other Important Information – Right to Examine and Return the Contract (p. 30)**

Please explain what happens to any investments allocated by contract owners who subsequently reject the Contract under the right to examine and return provision. Will negative or positive investment performance be reflected in the amount refunded to contract owners?

18. **Other Important Information – Selling the Contract (p. 31)**

Please include the statement that begins "[m]arketing/distribution allowances, which may be based on percentages of Premium received" as a bullet point in the list of expense items disclosed in the section.

19. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*   *   *

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, you are welcome to call me at (202) 551-6907. In addition, copies of documents or letters filed on EDGAR may be emailed to me at nixonn@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Naseem Nixon

Naseem Nixon
Disclosure Review Office
Division of Investment Management

cc: Joyce M. Pickholz